SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY SAVINGS AND INVESTMENT PROGRAM

Date: June 26, 2008	By:	/s/ Jean-Marc Huet
Jean-Marc Huet
Chairman, Bristol-Myers Squibb
Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2007	4

Notes to Financial Statements	5 to 14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at Year End) as of December 31, 2007	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of

The Bristol-Myers Squibb Company

Savings and Investment Program and the Bristol-Myers Squibb

Company Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 26, 2008

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in Thousands)	2007	2006
Assets
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$3,397,050	$3,283,591
Loans to participants	20,735	19,841

Total investments	3,417,785	3,303,432

Receivables:
Employer contributions	227	1,966
Participants contributions	644	4,763
Interest receivable	2	53

Total receivables	873	6,782

Net Assets Available for Benefits, at fair value	3,418,658	3,310,214

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,047)	5,518

Net Assets Available for Benefits	$3,414,611	$3,315,732

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Dollars in Thousands)
ADDITIONS:
CONTRIBUTIONS:
Employer contributions	$57,058
Participants contributions	155,395
Rollover contributions	19,908

Total contributions	232,361

INVESTMENT INCOME AND TRANSFER ACTIVITY:
Program’s share of net investment income in Savings Plan Master Trust	232,771
Interest on participant loans	1,500

Net investment income	234,271

Net transfer	972

Total additions	467,604

DEDUCTIONS:
Distributions and withdrawals	(368,445)
Administrative expenses	(280)

Total deductions	(368,725)

Increase in net assets	98,879

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	3,315,732

End of Year	$3,414,611

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

General

The Bristol-Myers Company Savings Plan commenced operations on January 1, 1971 and was subsequently amended effective May 3, 1982 and at that time was designated as the Bristol-Myers Company Savings and Investment Program. On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the Company). Effective October 4, 1989, the name of the Bristol-Myers Company Savings and Investment Program was changed to the Bristol-Myers Squibb Company Savings and Investment Program (the Program). The Program is a defined contribution plan.

The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust) as presented in Note 5 – Savings Plan Master Trust. The assets of the Savings Plan Master Trust are maintained by Fidelity Investments (Fidelity).

The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary for Program assets.

The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In August 2006, the Pension Protection Act of 2006 (the Act) was signed into law. The Plan has adopted all necessary provisions of the Act.

Eligibility and Contributions

Any employee who meets certain service requirements, as defined in Article II; Section 2.1 of the Program document is eligible to participate in the Program. Eligible employees may participate in the Program following their date of hire, although the Company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program. An employee electing to participate in the Program can elect to contribute up to 25% of his or her annual benefit salary or wages (as defined in the Program) on an after-tax basis or to reduce his or her compensation by up to 25%, and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after-tax and pre-tax basis, of 25% subject to applicable limitations. The Company contributes a matching contribution of 75% for each dollar that the participant contributes at the time of the employee contribution, whether the contributions are made on a pre-tax or after-tax basis, on the first 6% of the participant’s pay.

All contributions are recorded on an accrual basis. All investment decisions are self-directed by participants. During the years ended December 31, 2007 and 2006 participant contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust (see Savings Plan Master Trust Investments section below).

The default fund for future Company matching contributions for participants who do not actively designate a fund for their Company matching contributions is the Fidelity Retirement Money Market Portfolio. Employees may invest prior and future Company matching contributions in any of the funds available under the Program.

The Program allows for catch-up contributions for eligible participants who are 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age, and exceed the age requirement, the opportunity to make additional pre-tax contributions over the applicable Internal Revenue Service (IRS) and Program limits. The catch-up contribution itself was limited to $5 thousand in 2007 and 2006. Prior to January 1, 2007, the eligible employee contribution rate would have to be at 25% to allow for catch-up contributions to be deducted. Effective January 1, 2007, the requirement for an employee to meet the 25% contribution rate in order to be able to make catch-up contributions was eliminated. Employee catch-up contributions (if elected) are deducted at the same time as all other contributions and are indexed for inflation. There is no Company match on catch-up contributions.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Program earnings and charged with withdrawals and distributions and Program losses. The benefit to which a participant is entitled is the benefit under the participant’s vested account.

Loans

While remaining in employment, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50 thousand less the highest outstanding loan balance during the previous 12 months. Loans are secured by the balance in the participant accounts and bear interest at rates set by the Committee.

Savings Plan Master Trust Investments

During the years ended December 31, 2007 and 2006 participant contributions may have been invested in any of the following funds which comprise the Savings Plan Master Trust:

•	Company Stock Fund – Bristol-Myers Squibb Company Common Stock

•	Fidelity Puritan Fund

•	Fidelity Growth Company Fund

•	Fidelity Retirement Money Market Portfolio

•	Fidelity U.S. Bond Index Fund

•	Dreyfus Appreciation Fund, Inc.

•	Managers Special Equity Fund

•	Vanguard Total International Stock Index Fund – Investor Class

•	American Funds EuroPacific Growth Fund – Class R5

•	Fidelity U.S. Equity Index Commingled Pool – Class 2

•	The Goldman Sachs Collective Trust Strategic Value Fund – CCT

•	Northern Trust Global Investment QM Daily Russell 2000 Equity Index Fund – CCT

•	Fixed Income Fund

Effective July 1, 2006, The Goldman Sachs Collective Trust Strategic Value Fund – CCT was added to the Program and replaced the Fidelity Equity-Income Fund.

The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Program with the United States Securities and Exchange Commission (SEC). From time to time, the Program may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of common stock of the Bristol-Myers Squibb Company.

The Fixed Income Fund consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis (see Note 6 – Fixed Income Fund). From time to time, the Fixed Income Fund may invest in obligations of the U.S Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment of funds of profit sharing and savings plans and programs.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Program’s share of the Fixed Income Fund for the years ended December 31, 2007 and 2006 was 4.6% and 4.8%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2007 and 2006 was 4.7% and 4.8%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Withdrawals Prior to Retirement

While remaining in employment, a participant may withdraw all or part of the employee and vested employer contributions made, subject to certain restrictions of the Program and excise taxes imposed by the Internal Revenue Code (IRC).

Vesting

A participant vests in employer contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested in employer contributions. Upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, a participant will become 100% vested in employer contributions regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the employer contributions are forfeited and returned to the Company (see below for further discussions on forfeited accounts). Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program. A participant is always 100% vested in his or her own contributions – pre-tax, after-tax, rollover contributions from other plans and catch-up contributions and earnings thereon.

Termination of Employment and Payment of Benefits

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and 15 years, and in the event there are minimum required distributions, the installment payment shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Forfeited Accounts

During the years ended December 31, 2007 and 2006, nonvested accounts forfeited totaled $1,218 thousand and $1,224 thousand, respectively. These accounts are used to reduce future employer contributions and administration fees. During the year ended December 31, 2007, employer contributions were reduced by $1,081 thousand from forfeited nonvested accounts.

Net Transfer

A participant’s account may be transferred to or from another savings plan within the Company if their employment status changes such that they become eligible for a different plan. A participant’s account could also be transferred to another company’s savings plan if required under the terms of a divestiture of a business unit. New accounts could be transferred in from another company’s savings plan, if required under the terms of an acquisition of a new company.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Valuation

The Savings Plan Master Trust’s investment valuation policies are as follows: The Company Stock Fund is valued based upon quoted prices of underlying assets, and for the Company stock portion, at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. Shares of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Program at year end. Common/collective trust (CCT) funds are stated at fair value, based on the fair value of the underlying investments. Money market instruments are valued at cost plus interest earned, which approximates their fair values. The fully benefit-responsive investment contracts in the Fixed Income Fund are stated at fair value and are adjusted to contract value in the Statements of Net Assets Available for Benefits. Fair values of the contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Program year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options as discussed above. Investment securities, in general, are exposed to various risks, such as interest rate, overall market volatility and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2007 and 2006.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust.

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Realized and unrealized gains and losses are included in net appreciation/depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

All expenses incurred by the Program, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

Management fees charged to the Program for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. The Program’s management is currently in the process of evaluating the impact of adopting this pronouncement on the Program’s assets and liabilities.

NOTE 3 – TAX STATUS

In the Program’s latest determination letter dated July 8, 2003, the IRS stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Program has been amended since receiving the determination letter, the Program administrator believes that the Program is currently designed and operated in compliance with the applicable requirements of the IRC, and the Program and related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements.

NOTE 4 – TERMINATION OF THE PROGRAM

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Program in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all funds will vest immediately. In accordance with Program provisions, the Company has the right to amend or replace the Program for any reason.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Program’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2007 and 2006 was 96% in each year.

At December 31, 2007 and 2006, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

(Dollars in Thousands)	2007	2006
Investments:
Determined based on quoted market-price:
*Company Stock Fund - Bristol-Myers Squibb Company Common Stock	$733,068	$759,212
Mutual Funds:
*Fidelity Puritan Fund	123,178	104,967
*Fidelity Growth Company Fund	444,347	381,478
*Fidelity Retirement Money Market Portfolio	242,417	179,219
*Fidelity U.S. Bond Index Fund	122,719	107,514
Dreyfus Appreciation Fund, Inc.	73,583	68,966
Managers Special Equity Fund	66,321	67,851
Vanguard Total International Stock Index Fund - Investor Class	186,115	132,444
American Funds EuroPacific Growth Fund - Class R5	155,808	110,023
Determined based on underlying fair value of investments held:
Common Collective Trusts:
*Fidelity U.S. Equity Index Commingled Pool - Class 2	358,593	360,654
The Goldman Sachs Collective Trust Strategic Value Fund	213,848	228,092
Northern Trust Global Investments QM DailyRussell 2000 Equity Index Fund	132,500	144,804
Fixed Income Fund - Group Annuity Contracts (see Note 6)	632,697	768,160
Stated at cost plus interest earned, which approximates fair value:
*Company Stock Fund - Fidelity Management Trust Company Institutional Cash Portfolio	10,134	6,489
*Fixed Income Fund - Fidelity Institutional Cash Portfolio Money Market and Other	46,577	6,377

Total Investments, at fair value	3,541,905	3,426,250
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,582)	5,983

Net Assets of the Savings Plan Master Trust	$3,537,323	$3,432,233

Program’s interest in Savings Plan Master Trust	$3,397,050	$3,283,591

*	Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – SAVINGS PLAN MASTER TRUST (Continued)

The Program’s share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2007 or 2006 are as follows:

(Dollars in Thousands)	2007	2006
Investments:
Company Stock Fund - Bristol-Myers Squibb Company Common Stock	$672,394	$695,008
Fidelity Growth Company Fund	435,917	374,525
Fidelity U.S. Equity Index Commingled Pool - Class 2	349,449	351,636
Fidelity Retirement Money Market Portfolio	236,685	174,080
The Goldman Sachs Collective Trust Strategic Value Fund - CCT	210,708	224,822
Vanguard Total International Stock Index Fund - Investor Class	183,287	*
Fixed Income Fund - Group Annuity Contracts, New York Life Insurance Company**	*	224,070

*	Investments less than 5% of net assets available for benefits.
**	The contract value of this investment for 2006 was $223,575.

The total investment income of the Savings Plan Master Trust for the year ended December 31, 2007 was as follows:

(Dollars in Thousands)
Investment income, net:
Interest income	$47,402
Dividend income	82,317
Net appreciation in fair value of investments	111,632

Total investment income	$241,351

The net appreciation (depreciation) in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by fund for the year ended December 31, 2007 are as follows:

(Dollars in Thousands)
Determined based on quoted market-price:
Company Stock Fund - Bristol-Myers Squibb Company Common Stock	$8,016
Fidelity Puritan Fund	(6,293)
Fidelity Growth Company Fund	70,191
Fidelity U.S. Bond Index Fund	320
Dreyfus Appreciation Fund, Inc.	1,562
Managers Special Equity Fund	(15,538)
Vanguard Total International Stock Index Fund - Investor Class	17,351
American Funds EuroPacific Growth Fund - Class R5	9,047
Determined based on underlying fair value of investments held:
Fidelity U.S. Equity Index Commingled Pool - Class 2	19,966
The Goldman Sachs Collective Trust Strategic Value Fund - CCT	8,595
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund - CCT	(1,585)

Net appreciation in fair value of investments	$111,632

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – FIXED INCOME FUND

The Savings Plan Master Trust holds group annuity investment contracts in several fully benefit-responsive investment contracts with various insurance companies within the Fixed Income Fund. The insurance companies maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Each contract is presented in the Statements of Net Assets Available for Benefits at fair value and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value as reported to the Program by such insurance companies per Financial Accounting Standards Board Staff Position, AICPA Audit and Accounting Guide, Investment Companies INV-1 and Statements of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. The insurance companies may not terminate a contract at any amount less than contract value.

The fully benefit-responsive investment contracts held in the Fixed Income Fund as of December 31, 2007 and 2006 are as follows:

	2007	Per Annum Interest Rates on Contracts as of December 31, 2007	Maturity Date As of December 31, 2007	2006	Per Annum Interest Rates on Contracts as of December 31, 2006	Maturity Date As of December 31, 2006
Group Annuity Contracts, New York Life Insurance Company	$74,771	5.54% to 5.56%	Varying maturity dates through 2011	$229,697	4.08% to 5.95%	Varying maturity dates through 2008

Group Annuity Contracts, Metropolitan Life Insurance Company	117,070	2.98% to 4.70%	Varying maturity dates through 2009	164,212	2.98% to 4.75%	Varying maturity dates through 2009

Group Annuity Contract, SunAmerica Life Insurance	51,268	4.53%	2009	47,767	4.53%	2009

Group Annuity Contracts, Prudential Life Insurance Company	153,156	4.09% to 5.03%	Varying maturity dates through 2010	114,257	4.09% to 5.00%	Varying maturity dates through 2009

Group Annuity Contracts, Principal Mutual Life Insurance Company	126,043	4.85% to 5.47%	Varying maturity dates through 2010	130,498	4.75% to 5.85%	Varying maturity dates through 2010

Group Annuity Contracts, John Hancock Mutual Life Insurance Company	32,485	4.03%	2009	81,729	4.03% to 4.42%	Varying maturity dates through 2009

Group Annuity Contracts, Hartford Life	77,904	5.12% to 5.86%	2012	—

Total Group Annuity Contracts, at fair value	$632,697			$768,160

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – FIXED INCOME FUND (Continued)

The insurance companies are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts which range during 2007 from 2.98% to 5.95%. The average yields for investment contracts with insurance companies on an overall Savings Plan Master Trust level for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Average yields:
Based on annualized earnings (1)	4.64%	4.78%
Based on interest rate credited to participants (2)	4.64%	4.78%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

NOTE 7 – ERISA LITIGATION AND SECURITIES LITIGATION

In August 2006, $7.2 million of settlement proceeds were received by the Program in the following matters: In re BMS Securities Litigation, 02 Civ. 2251 (LAP) (S.D.N.Y.), U.S. Securities and Exchange Commission v. BMS. No. 04-3680 (FSH) (D.N.J.), and Deferred Prosecution Agreement, executed June 15, 2005, between the Company and the U.S. Department of Justice. This amount represented approximately 80% of total settlement proceeds to be received by the Program and was allocated and posted to the Program accounts of eligible class members on August 23, 2006. The remaining settlement distribution to the Program, if any, is expected to be completed upon receipt of a distribution order from the Court and is subject to the resolution of certain contingencies, such as additional administrative expenses, interest, taxes, and the resolution of disputed claims, that may affect the amount and timing of the remaining distribution.

In June 2006, U.S. Trust Company, N.A., as independent fiduciary for the Qualified Plans, submitted a proof of claim in connection with the settlement of the securities class action captioned In re BMS Securities Litigation, No. 00-1990 (N.J). In the second quarter of 2008, the Court approved a distribution order authorizing the distribution of the net settlement proceeds. Total net settlement proceeds to be distributed to the Savings Plan Master Trust on or about June 27, 2008 is expected to be $1.83 million. The Program’s share of these settlement proceeds is expected to be consistent with the Program’s approximate share of the net assets of the Savings Plan Master Trust.

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (Fidelity Trust) through the Fidelity Plan Master Trust. Fidelity Trust is the trustee as defined by the Program. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Program also invests in shares of the Company. At December 31, 2007 and 2006, the Program held 31.4 million and 32.5 million shares, respectively, of Company common stock with a cost basis of $607.7 million and $614.5 million, respectively. During the year ended December 31, 2007, the Program recorded dividend income of $27.6 million. The Company is the Program sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Program participants borrowed from the Program. As of December 31, 2007 and 2006, the outstanding loans of the Program participants were $20.7 million and $19.8 million, respectively, with interest rates ranging from 5.0% to 10.5% and varying maturity dates. Program participants are a party-in-interest to the Program. Certain employees of the Company serve in a management capacity for the Program.

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS

On January 7, 2008, the Company completed the sale of its Medical Imaging business to Avista Capital Partners L.P. (Avista). On June 2, 2008, there was an asset transfer of approximately $0.7 million from the Program to a Savings Program maintained by Avista for 20 employees who processed a “Voluntary Elective Transfer” through the Program. The remaining terminated employees elected to leave their assets in the Program.

On April 24, 2008, the Company announced plans to file an initial public offering of approximately 10% but no more than 20% of the Mead Johnson Nutritional Business. Since the details of the transaction are still not final, the Program’s management is currently unable to determine the impact of this proposed initial public offering on the Program’s assets and liabilities.

On May 2, 2008, the Company entered into a Stock and Asset Purchase Agreement to sell the Company’s ConvaTec business to Cidron Healthcare Limited, an affiliate of Nordic Capital Fund VII and Avista. The transaction is expected to close in the third quarter of 2008 pending regulatory approvals and other closing conditions. Upon close of the transaction, a trust-to-trust asset transfer is expected to occur for all plan assets associated with employees involved in the transaction.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2007

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value
*	Program participants	Participant loans, with varying maturity dates ranging from 2008 to 2017 and interest rates between 5.0% and 10.5%	$—	$20,735

		Total		$20,735

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

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